EXHIBIT (f)(x)

Queensland Government - Interim Response to Commission of Audit

QUEENSLAND GOVERNMENT

Interim Response To Commission Of Audit

11 July 2012

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Queensland Government 2012

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Interim Response To Commission Of Audit

Foreword

One of the Newman Government’s first election commitments was to establish an Independent Commission of Audit to uncover the true state of Queensland’s financial position.

During our first week in office the Government appointed The Honourable Peter Costello AC as Chair of the Independent Commission, with Dr Doug McTaggart and Professor Sandra Harding as Commissioners.

Consistent with the Terms of Reference, the Independent Commission released its first interim report on Friday, 15 June 2012.

The Commission’s findings highlighted the shocking state of Labor’s financial mismanagement of our State’s finances.

The urgent fiscal repair of Queensland’s finances is the Newman Government’s number one priority.

Contained in this document, is the Government’s interim response to the Commission of Audit’s Interim Report. It charts a course back to stabilising debt levels, returning the budget to a fiscal balance by 2014-15 and regaining Queensland’s AAA credit rating.

In addition, it contains revisions of the forward estimates in light of the findings of the Report and updates our fiscal strategy to get Queensland back on track.

The Commission’s specific proposals for fiscal repair, in terms of revenue, expenditure and other measures, will be considered by the Government in the context of the 2012-13 State Budget.

Hon Tim Nicholls MP

Treasurer and Minister for Trade

Interim Response To Commission Of Audit

Key Commission Findings

The Independent Commission found that - “Queensland has moved from a position of considerable financial strength just six years ago to a position of weakness today.”

The deterioration in Queensland’s fiscal position primarily arose from a lack of spending discipline, both in relation to recurrent (expenses) and capital expenditures.

Post 2005-06, expenses grew at an annual rate of 10.5% as the then Labor Government made unwise decisions in the belief that the revenue surge which had occurred over the previous decade would continue indefinitely. This left the State vulnerable to adverse shocks such as the Global Financial Crisis of 2008 and the natural disasters of 2011. As the Government had already exhausted its fiscal capacity, the inevitable outcome was a dramatic increase in debt. No plan was put in place to repay the debt.

Debt in the General Government sector has increased tenfold in the last five years. As a consequence, debt servicing costs (interest payments) are the fastest growing expense as a proportion of the State budget and are diverting increasing amounts of money away from service delivery.

The report identifies that the major source of growth in expenditure was employee expenses, both in numbers and wage levels. Over the period 2000-01 to 2010-11, employee expenses increased at an average of 8.7% per annum. What is clear across many areas of the public service is that the increase in employee expenditure may not have been matched by a commensurate increase in output.

Capital expenditure also increased markedly during this period. While there is a case for Queensland to spend more than other States, which it historically has, there was a surge from 2004-05 to 2008-09 that was not linked to economic development or increased productivity. Unlike previous periods of capital expansion, it was funded almost entirely by borrowings. Again, there are serious doubts over whether much of this expenditure represented value for money for taxpayers.

The magnitude of the Government’s fiscal repair task is large and the fact remains that Queensland’s current level of expenditure is unaffordable.

It is axiomatic that Queensland cannot be both a high spending and low taxing State without driving the State further into debt and putting at risk a brighter future.

Expenditure needs to be less and revenues more to address the current structural imbalance.

The Commission proposes that the Government adopt a two stage approach to addressing Queensland’s debt levels and returning the State to its previous position of financial strength.

The first task is to stabilise debt by returning the budget to a fiscal surplus by 2014-15.

Interim Response To Commission Of Audit

The Forward Estimates

The key financial aggregates published in the Independent Commission’s interim report were based on Queensland Treasury’s May forward estimate update as advised to the Government. This update, which is limited to the General Government sector, is a standard part of the budget development process.

Utilising these figures for the Independent Commission’s interim report, rather than the latest official publication – MYFER, ensured the Report was directly relevant to the Government’s forthcoming budget deliberations.

While the Independent Commission, by necessity, used these aggregates as the basis for the Report, it nonetheless identified three areas of concern in relation to the forward estimates (Box 1.1, Page 2, Independent Commission of Audit Interim Report):

1.	The 14% per annum growth in transfer duty revenue projected between 2013-14 and 2015-16

2.	The rapid deceleration in employee expenses growth over the forward estimates when compared with the previous Government’s experience

3.	The decline in net capital expenditure forecast over the period 2012-13 to 2015-16.

In response to these concerns, the Government requested Treasury review the estimates and provide a formal response.

The results are:

1.	Transfer duty will now be revised down by $52 million in 2012-13, $128 million in 2013-14, $242 million in 2014-15 and $390 million in 2015-16. This is a decrease of $812 million over the forward estimates.

2.	The Public Sector Renewal Board will be tasked with ensuring that the Government meets its 3% employee expenses growth target, as per the Government’s election commitment, this will also include the financial year 2015-16.

3.	The Capital programme will be reduced as part of the 2012-13 Budget.

The Independent Commission of Audit also identified a number of risks to the budget that required the provision of funding over the forward estimates from the consolidated fund, these are:

a)	Health Payroll additional funding	($478)	m

b)	Community Safety Payroll	($100)	m

c)	Child Safety Deficit	($50)	m

d)	Expiring National Partnership Agreements-Improving Public Hospitals	($220)	m

The key aggregates published in Table 1 represent the “post Commission of Audit Interim Report Aggregates” that will form the baseline for the 2012-13 Budget and for the Government’s fiscal repair deliberations.

Interim Response To Commission Of Audit

Table 1

General Government: Key financial aggregates ($ million)

May Update

	2012-13 Projection	2013-14 Projection	2014-15 Projection	2015-16 Projection
Revenue	43,087	46,992	50,719	51,757
Expenses	47,995	49,099	50,443	51,573
Net Operating Balance	(4,908)	(2,107)	277	184
Capital Movements	(4,596)	(3,076)	(1,353)	(933)
Fiscal Balance	(9,504)	(5,183)	(1,076)	(749)

Post Commission of Audit Review Adjustments (over forward estimates)

Transfer Duty	(812)
Health Payroll additional funding	(478)
Community Safety Payroll	(100)
Child Safety Deficit	(50)
Expiring National Partnership Agreements—Improving Public Hospitals	(220)
Total Adjustments	(1,660)

General Government: Post Commission Key financial aggregates ($ million)

2012-13 Budget Starting Point

\	2012-13 Projection	2013-14 Projection	2014-15 Projection	2015-16 Projection
Revenue	43,035	46,864	50,477	51,367
Expenses	48,214	49,272	50,687	51,786
Net Operating Balance	(5,179)	(2,408)	(210)	(419)
Capital Movements	(4,596)	(3,076)	(1,353)	(933)
Fiscal Balance (Budget Deficit)	(9,775)	(5,484)	(1,563)	(1,352)

The Government’s aim is to ensure that debt stabilises around $85 billion in 2014-15 after policy decisions are implemented.

During the 2012 election, the Government committed to achieving an operating surplus by 2014-15. We remain committed to this outcome.

The Commission’s Report also identified a number of other risks and funding pressures which, if they were to materialise, would adversely impact the State’s financial position, above those already provisioned.

In turn, the Commission has acknowledged that many of these risks and funding pressures form part of the normal budget management business of Government that will need to be addressed as they arise.

Interim Response To Commission Of Audit

Implications For Fiscal Principles

Queensland’s previous preeminent financial position was heavily grounded in an adherence to a core set of fiscal principles that guided successive Queensland Governments. For nearly two decades, these principles gave Queensland low levels of debt and put Queensland far ahead of the rest of Australia in terms of recognising and funding accruing liabilities.

Over the last decade there has been a progressive dilution of these principles.

The Queensland Government went to the 2012 election with the following set of fiscal principles aimed at restoring Queensland’s fiscal position:

•	Return the budget to operating surplus by 2014-15 and pay down Labor’s debt

•	Ensure expense growth does not exceed revenue growth

•	Subject major capital projects to Cost Benefit Analysis

•	Put in place a plan to regain the AAA credit rating to reduce the cost of borrowing

•	Fully fund long term liabilities such as superannuation in accordance with actuarial advice

The Government has reviewed these in light of the Commission’s report and adopts the following principles as the prime determinant for its fiscal strategy during this term. These represent a return to the core set of principles that underpinned Queensland’s historic fiscal strength.

During the 2012 election, the Government committed to achieving an operating surplus by 2014-15. We remain committed to this outcome. The Commission of Audit has emphasised that fiscal repair will require realigning Government recurrent and capital spending so that it can be fully funded from the State’s recurrent revenue. The achievement of an operating surplus in itself is not sufficient for Government to attain fiscal sustainability or maintain or improve its credit rating given the impact of capital investment on the debt position.

Governments need to strike a balance between an investment in capital to meet population and economic growth and the affordability of that infrastructure.

The 2012-13 State Budget papers will report both the operating balance and the fiscal balance.

PRINCIPLE 1.

Stabilise Then Significantly Reduce Debt

Relates to the Government’s election time principles of:

•	Return the budget to operating surplus by 2014-15 and pay down debt

•	Subject major capital projects to Cost Benefit Analysis

•	Put in place a plan to regain the AAA credit rating to reduce the cost of borrowing

•	Ensure expenses growth does not exceed revenue growth

A debt to income ratio allows a jurisdiction to determine how affordable its debt levels are and consequently is the key fiscal measure supporting a fiscal sustainability objective. For this reason, some form of debt to revenue ratio features in all major ratings agency methodologies and is usually a feature of any government’s fiscal principles.

There are three main measures of debt to income. The two mostly commonly used ratios are debt to gross domestic/state product and debt to revenue. Debt is usually defined as borrowings but in some circumstances includes deposits held and advances received. The third main measure of debt to income is a ratio that compares some form of net financial liabilities to revenue.

A debt to GSP measure on the other hand is simple to understand and calculate. However, it is more relevant for a national government which has greater influence over the level of economic growth and greater revenue raising power than a state government.

Interim Response To Commission Of Audit

A debt to revenue measure is a better and more direct indicator of affordability than debt to GSP as it better reflects what a state can control. Further, both debt and revenue are separate line items in the State’s accounts, meeting the criteria of simplicity and transparency.

PRINCIPLE 2:

Achieve And Maintain A General Government Sector Fiscal Balance By 2014-15

Relates to the Government’s election time principles of:

•	Return the budget to operating surplus by 2014-15 and pay down debt

•	Subject major capital projects to Cost Benefit Analysis

•	Put in place a plan to regain the AAA credit rating to reduce the cost of borrowing

•	Ensure expenses growth does not exceed revenue growth

As mentioned earlier, during the 2012 election, the Government committed to achieving an operating surplus by 2014-15. The Commission of Audit has since emphasised that fiscal repair will require realigning Government recurrent and capital spending so that it can be funded from the State’s recurrent revenue. The achievement of an operating surplus in itself is not sufficient for Government to attain fiscal sustainability or maintain or improve its credit rating given the impact of capital investment on the debt position. Governments need to strike a balance between an investment in capital to meet population and economic growth and the affordability of that infrastructure.

Borrowing should not be undertaken for the maintenance of the existing capital base. This means that Government needs a minimum of a balanced budget position (depreciation and maintenance are expensed) with any operating surplus used to fund new capital expansion. The size of that surplus should be determined by the appropriate size of the capital program and the sustainability of current debt levels.

While it is arguably appropriate to borrow for new essential infrastructure when debt levels are manageable, they are currently too high.

Accordingly, the Commission of Audit has recommended the more difficult target of achieving a fiscal surplus in 2014-15.

Fiscal Balance combines the new capital program and the operating balance. It is defined as the net operating balance less net acquisitions of non-financial assets (purchases of non-financial assets less depreciation).

A positive Fiscal Balance means funds are available for investment or debt reduction.

Fiscal Balance will replace the operating balance as the primary fiscal target of the Government.

The Government will seek to achieve a Fiscal Balance by 2014-15.

PRINCIPLE 3

Maintain A Competitive Tax Environment For Business

Relates to the Government’s election time principles of:

•	Return the budget to operating surplus by 2014-15 and pay down debt

•	Put in place a plan to regain the AAA credit rating to reduce the cost of borrowing

There are various methods of measuring tax competitiveness, but they show a similar picture. While increases in taxes have occurred over the last decade Queensland has a relatively competitive tax environment for business. Queensland’s General Government taxation revenue as a percentage of GSP has fallen over the past decade (in part reflecting the relative weakness in the property sector and the abolition of State taxes under the Intergovernmental agreement). Queensland’s tax take is also significantly less than the average of the other states.

Interim Response To Commission Of Audit

PRINCIPLE 4

Target Full Funding Of Long Term Liabilities Such As Superannuation In Accordance With Actuarial Advice.

One of the enduring features of Queensland public finance has been setting aside funding, on an actuarially determined basis, to meet long term employee entitlements – most notably superannuation and long service leave. This policy was put in place long before the issue of unfunded public sector employee obligations started receiving public attention in Australia in the 1990s in the context of the introduction of accrual accounting.

Despite the very difficult climate in investment markets over recent years (and with the transfer of the Queensland Motorways asset), Queensland’s employee entitlements remain, for all intents and purposes, fully funded. The Australian Government and other states have plans that aspire to this over coming decades.

This principle is heavily grounded in intergenerational equity.

Implications For 2012-13 Budget Strategy

The above principles, in conjunction with the Post Commission of Audit 2012-13 Budget Starting Point Aggregates, form the basis for the 2012-13 Budget.

The Queensland Government commits to implementing savings and other measures of over $4 billion over three years and more if needed to achieve a fiscal balance in 2014-15.

This will see absolute debt levels stabilise in the General Government sector from that point on, and reduce both as a proportion to revenue and the size of the Queensland economy consistent with the Commission’s recommended Stage One strategy.

This is not an easy or simple fiscal consolidation. More than $4 billion represents around 1% of GSP and around 8% of all expenditures including capital. As the Independent Commission stated, most of the repair must take place on the expenditure side as that is where most of the damage occurred.

The Government has already commenced action to limit employee expenses growth to 3% and cut consultants, advertising and travel by 20%.

Subsequent to the 2012-13 Budget, the Queensland Government will roll out a programme of zero based budgeting for Queensland Government departments and agencies to ensure the best value for Queensland taxpayers.

While some difficult decisions mark the future path of this Government, a failure to take action now can only result in worse outcomes in the future.